EXHIBIT 99.2

STERLITE INDUSTRIES (INDIA) LIMITED Regd. Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002
UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30TH SEPTEMBER 2010
(Rs. in crore except as stated)

						Previous
						accounting Year
		Quarter ended	Quarter ended	Half Year ended	Half Year ended	ended
s.		30.09.2010	30.09.2009	30.09.2010	30.09.2009	31.03.2010
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	(a) Net Sales/Income from Operations	2,902.42	3,616.41	6,090.39	5980.87	13,114.28
	(b) Other Operating Income	4.30	1.30	5.78	3.57	10.22

	Total Income	2,906.72	3,617.71	6,096.17	5,984.44	13,124.50

2	Expenditure
	a. (Increase)/decrease in stock in trade and work in progress	(461.47)	(83.20)	(423.38)	(409.34)	(339.79)
	b. Consumption of raw materials #	2,978.66	3,302.66	5,698.46	5,678.49	11,993.85
	c. Purchases of traded goods	15.48	49.32	17.20	92.85	93.22
	d. Employees Cost	22.22	22.06	43.04	40.96	77.28
	e. Depreciation	38.22	37.67	76.29	74.85	150.64
	f. Other expenditure	209.43	200.28	437.75	393.76	790.08

	Total Expenditure	2,802.54	3,528.79	5,849.36	5,871.57	12,765.28

3	Profit from Operations before Other Income, Interest & Exceptional Items	104.18	88.92	246.81	112.87	359.22

4	Other Income	446.32	221.03	995.51	405.02	1,125.36

5	Profit before Interest & Exceptional Items	550.50	309.95	1,242.32	517.89	1,484.58

6	Interest & Finance Charges @	4.03	67.59	120.21	130.18	263.25

7	Profit after Interest but before Exceptional Items	546.47	242.36	1,122.11	387.71	1,221.33

8	Exceptional expenses	—	—	—	—	273.53

9	Profit from Ordinary Activities before tax after Exceptional Items	546.47	242.36	1,122.11	387.71	947.80

10	Tax expenses including Current & Deferred	145.60	32.85	301.81	65.50	116.30

11	Net Profit from Ordinary activities after Tax	400.87	209.51	820.30	322.21	831.50

12	Extraordinary Items (net of tax)	—	—	—	—	—

13	Net Profit for the period after Extraordinary Items	400.87	209.51	820.30	322.21	831.50

14	Paid-up equity share capital (Face value of Re. 1 each) (Corresponding quarter, half and previous year Rs. 2 per share) (refer Note 2)	336.12	168.08	336.12	168.08	168.08
15	Reserves excluding Revaluation Reserves (As per previous year’s Balance Sheet)					22,100.00
16	Earnings Per Share (Rs.) (Not annualised)*
	-Basic EPS	1.19 *	0.63 *	2.44 *	0.98 *	2.60
	-Diluted EPS	0.93 *	0.63 *	2.05 *	0.98 *	2.46

17	Public Shareholding (Excluding shares against which ADRs are issued)
	- Number of Shares	1,136,531,210	256,239,526	1,136,531,210	256,239,526	277,785,648
	- Percentage of Shareholding	33.81%	30.49%	33.81%	30.49%	33.05%
18	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued)
(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—	—
	- Percentage of shares	—	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
(b)	Non-encumbered
	- Number of Shares	1,774,568,852	437,177,548	1,774,568,852	437,177,548	437,622,694
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	52.80%	52.02%	52.80%	52.02%	52.07%
	(as a % of the total share capital of the Company)

#	Comprises (net) of exchange (gain)/loss — Rs. (6.14) crore in Q2 FY 2011, Rs. 17.69 crore in H1 FY 2011,Rs. (37.04) crore in Q2 FY 2010, Rs. (45.73) crore in H1 FY 2010 & Rs. (261.27) crore in FY 2009-10.

@	Comprises (net) of exchange (gain)/loss — Rs. (60.24) crore in Q2 FY 2011, Rs. (7.99) crore in H1 FY 2011,Rs. 24.44 crore in Q2 FY 2010, Rs. 33.68 crore in H1 FY 2010 & Rs. 6.81 crore in FY 2009-10.

						Previous
						accounting Year
		Quarter ended	Quarter ended	Half Year ended	Half Year ended	ended
S.		30.09.2010	30.09.2009	30.09.2010	30.09.2009	31.03.2010
No.	Segment Information	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Segment Revenue
a)	Copper	2,783.98	3,482.02	5,784.62	5,721.50	12,579.03
b)	Phosphoric Acid	140.91	162.91	361.70	299.71	612.79
c)	Others	—	—	—	—	—

	Total	2,924.89	3,644.93	6,146.32	6,021.21	13,191.82

	Less: Inter Segment Revenues	22.47	28.52	55.93	40.34	77.54

	Net Sales/Income from Operations	2,902.42	3,616.41	6,090.39	5,980.87	13,114.28

2	Segment Results (Profit before tax & interest)
a)	Copper	100.98	102.10	211.04	156.66	398.03
b)	Phosphoric Acid	12.02	(4.22)	55.02	(12.96)	11.18
c)	Others	(0.16)	(0.12)	(0.26)	(0.22)	0.07

	Total	112.85	97.76	265.80	143.48	409.28

	Less : Interest & Finance Charges	4.03	67.59	120.21	130.18	263.25
	Add: Other unallocable income net off expenses	437.66	212.19	976.52	374.41	1,075.30
	Less: Exceptional expenses	—	—	—	—	273.53

	Profit before Tax	546.47	242.36	1,122.11	387.71	947.80

3	Capital Employed (Segment Assets less Segment Liabilities)
a)	Copper	4,465.76	3,236.67	4,465.77	3,236.67	3,187.31
b)	Phosphoric Acid	281.30	235.13	281.30	235.13	323.29
c)	Others	7.34	7.55	7.34	7.55	7.46
d)	Unallocated	18,384.12	18,622.00	18,384.12	18,622.00	18,750.02

	Total	23,138.53	22,101.35	23,138.52	22,101.35	22,268.08

STATEMENT OF ASSETS & LIABILITIES	(Rs. in crore)

	As at
	30.09.2010	As at 30.09.2009
Particulars	(Unaudited)	(Unaudited)

SHAREHOLDERS’ FUNDS
(a) Share Capital	336.12	168.08
(b) Reserves & Surplus	22,802.40	21,933.27
LOAN FUNDS	4,904.48	3,505.19
DEFERRED TAX LIABILITY (Net)	386.63	344.33

TOTAL	28,429.63	25,950.87

FIXED ASSETS	2,025.81	1,683.22
INVESTMENTS	12,050.99	18,597.62
CURRENT ASSETS, LOANS & ADVANCES
(a) Inventories	2,693.23	2,303.99
(b) Sundry Debtors	343.27	584.33
(c) Cash and Bank balance	2,038.03	841.29
(d) Other Current Assets	52.02	47.30
(e) Loans & Advances	10,541.24	3,671.32
Less : Current Liabilities & Provisions
(a) Current Liabilities	944.16	1,388.14
(b) Provisions	370.80	390.05

Net Current Asset	14,352.83	5,670.04

TOTAL	28,429.63	25,950.88

Notes:-

1	The above results have been reviewed by Audit Committee. The Board of Directors at its meeting held on 26th October 2010 approved the above results and its release.

2	Earnings Per Share for the quarter ended 30th September 2009, half year ended 30th September 2009 and Year ended 31st March 2010 have been reworked to give the effect of subdivision and bonus shares issued during the half year ended 30th September 2010 in accordance with Accounting Standard (AS) 20 on “Earnings Per Share” .

3	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on 29th March, 2008, the Company had adopted Accounting Standard (AS) 30 – ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended 31st March 2008. Accordingly 4% Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, other income would have been lower by Rs 67.05 crore and Rs. 232.01 crore for the quarter and half year ended 30th September 2010, interest & finance charges would have been lower by Rs 21.91 crore and Rs 44.33 crore for the quarter and half year ended 30th September 2010 and profit after tax would have been lower by Rs. 33.02 crore and Rs 136.90 crore for the quarter and half year ended 30th September 2010 respectively.

4	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 – Interim Financial Reporting) and have been subjected to “Limited Review” by the Auditors of the Company.

5	In response to the various writ petitions filed in the year 1996-1998 challenging the environment clearances for setting up of the copper smelter at Tuticorin, the Madras High Court by its order of 28th September 2010 ordered the closure of the smelter at Tuticorin. The Company filed a Special Leave Petition (SLP) in the Supreme Court of India against the impugned order of Madras High Court. The Supreme Court of India by its order dated 18th October 2010 has admitted the SLP and stayed the order of the High Court till 2nd week of December 2010, when the matter will be heard further.

6	“Others” business segment represents Aluminium Foils division.

7	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 30th September 2010: Beginning 1, Received 11, Disposed off 11, Pending 1.

8	Previous Period/Year figures have been regrouped / rearranged / reworked wherever necessary.

By order of the Board

Place: Mumbai	Anil Agarwal
Dated : 26th October 2010	Chairman

STERLITE INDUSTRIES (INDIA) LIMITED Regd. Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002
UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30TH SEPTEMBER 2010
(Rs. in crore except as stated)

						Previous
						accounting
		Quarter ended	Quarter ended	Half Year ended	Half Year ended	Year ended
S.		30.09.2010	30.09.2009	30.09.2010	30.09.2009	31.03.2010
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	a) Net Sales/Income from Operations	6,028.98	6,103.91	11,953.48	10,684.08	24,500.60
	b) Other Operating Income	55.37	38.23	86.46	59.18	181.85

	Total Income	6,084.35	6,142.14	12,039.94	10,743.26	24,682.45

2	Expenditure
	a) (Increase)/decrease in stock in trade and work in progress	(393.46)	(168.13)	(639.80)	(503.26)	(198.16)
	b) Consumption of raw materials #	3,148.51	3,378.64	6,072.08	5,789.50	12,244.34
	c) Purchases of traded goods	15.48	49.32	17.20	92.85	93.22
	d) Employees Cost	222.52	205.78	506.21	378.87	853.96
	e) Depreciation	212.34	173.39	429.38	347.03	749.79
	f) Power, Fuel & Water	574.38	476.73	1,132.80	966.09	1,953.38
	g) Other expenditure **	988.00	747.12	1,939.19	1,455.68	3,260.71

	Total Expenditure	4,767.77	4,862.85	9,457.06	8,526.76	18,957.24

3	Profit from Operations before Other Income, Interest & Exceptional Items	1,316.58	1,279.29	2,582.88	2,216.50	5,725.21

4	Other Income ^	577.85	327.27	1,269.35	601.88	1,506.19

5	Profit before Interest & Exceptional Items	1,894.43	1,606.56	3,852.23	2,818.38	7,231.40

6	Interest & Finance Charges @	(0.32)	83.48	126.53	140.95	292.42

7	Profit after Interest but before Exceptional Items	1,894.75	1,523.08	3,725.70	2,677.43	6,938.98

8	Exceptional expenses	21.16	23.42	21.16	23.42	296.96

9	Profit from Ordinary Activities before tax after Exceptional Items	1,873.59	1,499.66	3,704.54	2,654.01	6,642.02

10	Tax expenses including Current & Deferred	455.52	259.33	823.98	489.81	1,232.97

11	Net Profit from Ordinary activities after Tax	1,418.07	1,240.33	2,880.56	2,164.20	5,409.05

12	Extraordinary Items (net of tax)	—	—	—	—	—

13	Net Profit for the period after Extraordinary Items	1,418.07	1,240.33	2,880.56	2,164.20	5,409.05

14	Minority Interest	385.33	367.73	760.91	689.66	1,724.08

15	Consolidated share in the Profit/(Loss) of Associate	(24.71)	86.25	(103.19)	156.97	58.77

16	Net Profit after tax attributable to Consolidated Group after Exceptional Items	1,008.03	958.85	2,016.46	1,631.51	3,743.74

17	Paid-up equity share capital (Face value of Re. 1 each) (Corresponding quarter, half and previous year Rs. 2 per share) (refer Note 3)	336.12	168.08	336.12	168.08	168.08
18	Reserves excluding Revaluation Reserves (As per previous year’s Balance Sheet)					36,843.92
19	Earnings Per Share (Rs.) (Not annualised)*
	-Basic EPS	3.00 *	2.88 *	6.00 *	4.97 *	11.70
	-Diluted EPS	2.69 *	2.88 *	5.52 *	4.97 *	11.46
20	Public Shareholding (Excluding shares against which ADRs are issued)
	Number of Shares	1,136,531,210	256,239,526	1,136,531,210	256,239,526	277,785,648
	Percentage of Shareholding	33.81%	30.49%	33.81%	30.49%	33.05%

21	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued)
(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—	—
	- Percentage of shares	—	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
(b)	Non-encumbered
	- Number of Shares	1,774,568,852	437,177,548	1,774,568,852	437,177,548	437,622,694
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group
	- Percentage of shares	52.80%	52.02%	52.80%	52.02%	52.07%
	(as a % of the total share capital of the Company)

#	Comprises (net) of exchange (gain)/loss — Rs. (40.95) crore in Q2 FY 2011, Rs. 40.39 crore in H1 FY 2011,Rs. (36.59) crore in Q2 FY 2010, Rs. (47.16) crore in H1 FY 2010 & Rs. (295.06) crore in FY 2009-10.

**	Comprises (net) of exchange (gain)/loss — Rs. (20.90) crore in Q2 FY 2011, Rs. (19.50) crore in H1 FY 2011,Rs. 1.92 crore in Q2 FY 2010, Rs. 7.65 crore in H1 FY 2010 & Rs. 40.83 crore in FY 2009-10.

^	Comprises (net) of exchange (gain)/loss — Rs. (2.90) crore in Q2 FY 2011, Rs. (23.21) crore in H1 FY 2011,Rs. 61.47 crore in Q2 FY 2010, Rs. 165.19 crore in H1 FY 2010 & Rs. 197.36 crore in FY 2009-10.

@	Comprises (net) of exchange (gain)/loss — Rs. (71.51) crore in Q2 FY 2011, Rs. (16.52) crore in H1 FY 2011,Rs. 26.20 crore in Q2 FY 2010, Rs. 12.45 crore in H1 FY 2010 & Rs. (43.55) crore in FY 2009-10.

						Previous
						accounting
		Quarter ended	Quarter ended	Half Year ended	Half Year ended	Year ended
S.		30.09.2010	30.09.2009	30.09.2010	30.09.2009	31.03.2010
No.	Segment Information	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Segment Revenue
a)	Copper	2,906.97	3,431.38	5,812.88	5,607.40	12,535.88
b)	Aluminium	717.97	634.62	1,383.90	1,273.20	2,836.72
c)	Zinc, Lead and Silver	2,145.54	1,767.91	4,073.26	3,257.07	7,943.39
d)	Power	162.76	174.49	421.43	373.07	804.34
e)	Others	140.91	162.90	361.70	299.71	612.79

	Total	6,074.15	6,171.30	12,053.17	10,810.45	24,733.12

Less:	Inter Segment Revenues	45.17	67.39	99.69	126.37	232.52

	Net Sales/Income from Operations	6,028.98	6,103.91	11,953.48	10,684.08	24,500.60

2	Segment Results
	(Profit before tax & interest)
a)	Copper	157.86	178.41	345.61	286.00	641.84
b)	Aluminium	125.77	76.36	161.41	151.36	378.21
c)	Zinc, Lead and Silver	1,002.88	992.17	1,907.93	1,693.15	4,446.42
d)	Power	56.72	62.26	174.21	145.74	342.04
e)	Others	11.68	(4.49)	54.39	(13.47)	10.38

	Total	1,354.91	1,304.71	2,643.55	2,262.78	5,818.89

Less:	Interest & Finance Charges	(0.32)	83.48	126.53	140.95	292.42
Add:	Other unallocable income net off expenses	539.52	301.85	1,208.68	555.60	1,412.51
Less:	Exceptional expenses	21.16	23.42	21.16	23.42	296.96

	Profit before tax	1,873.59	1,499.66	3,704.54	2,654.01	6,642.02

3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	5,409.09	3,675.86	5,409.09	3,675.86	3,872.22
b)	Aluminium	6,919.07	5,776.29	6,919.07	5,776.29	5,923.70
c)	Zinc, Lead and Silver	8,308.25	6,271.38	8,308.25	6,271.38	7,179.35
d)	Power	6,808.37	5,779.93	6,808.37	5,779.93	6,466.94
e)	Others	320.61	276.19	320.61	276.19	364.18
f)	Unallocable	20,446.15	20,797.59	20,446.15	20,797.59	21,615.17

	Total	48,211.54	42,577.24	48,211.54	42,577.24	45,421.56

STATEMENT OF ASSETS & LIABILITIES	(Rs. in Crore)

	As at	As at
	30.09.2010	30.09.2009
Particulars	(Unaudited)	(Unaudited)

SHAREHOLDERS’ FUNDS
(a) Share Capital	336.12	168.08
(b) Reserves & Surplus	38,705.40	34,897.71
(c) Minority Interest	9,170.02	7,511.45
LOAN FUNDS	9,223.35	7,485.19
DEFERRED TAX LIABILITY (Net)	1,735.92	1,465.17

TOTAL	59,170.81	51,527.60

FIXED ASSETS	25,456.28	20,738.80
INVESTMENTS	17,276.92	25,323.64
CURRENT ASSETS, LOANS & ADVANCES
(a) Inventories	4,182.72	3,545.54
(b) Sundry Debtors	845.01	909.21
(c) Cash and Bank balance	7,406.00	3,034.82
(d) Other Current Assets	173.63	126.27
(e) Loans & Advances	8,305.33	2,538.40
Less : Current Liabilities & Provisions
(a) Current Liabilities	3,751.55	4,025.36
(b) Provisions	723.53	663.72
Net Current Asset	16,437.61	5,465.16

TOTAL	59,170.81	51,527.60

Notes:-

1	The consolidated and standalone results for the quarter and half year ended 30th September 2010 have been reviewed by Audit Committee at their meeting. The Board of Directors at its meeting held on 26th October 2010 approved the above results and their release.

2	Exceptional items of Rs 21.16 crore during the quarter and half year ended 30th September 2010 represents amount incurred under Voluntary Retirement Scheme at a subsidiary engaged in Zinc, Lead and Silver operations.

3	Earnings Per Share for the quarter ended 30th September 2009, half year ended 30th September 2009 and Year ended 31st March 2010 have been reworked to give the effect of subdivision and bonus shares issued during the half year ended 30th September 2010 in accordance with Accounting Standard (AS) 20 on “Earnings Per Share” .

4	Consistent with the treatment followed in earlier years, investment in equity shares of a power Company has been considered as an intangible asset. This has resulted in an additional amortisation charge of Rs. 2.34 crore for the half year ended 30th September 2010 (corresponding previous half year Rs. 2.34 crore) and the net profit after tax for the half year ended 30th September 2010 being lower by Rs.1.56 crore (corresponding previous quarter Rs. 1.54 crore). This treatment, being in preference to the requirements of Accounting Standards, has been reported by the auditors.

5	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on 29th March, 2008, the Company had adopted Accounting Standard (AS) 30 — ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended 31st March 2008. Accordingly 4% Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, other income would have been lower by Rs 67.05 crore and Rs. 232.01 crore for the quarter and half year ended 30th September 2010, interest & finance charges would have been lower by Rs 21.91 crore and Rs 44.33 crore for the quarter and half year ended 30th September 2010 and profit after tax would have been lower by Rs. 33.02 crore and Rs 136.90 crore for the quarter and half year ended 30th September 2010 respectively.

6	In response to the various writ petitions filed in the year 1996-1998 challenging the environment clearances for setting up of the copper smelter at Tuticorin, the Madras High Court by its order of 28th September 2010 ordered the closure of the smelter at Tuticorin. The Company filed a Special Leave Petition (SLP) in the Supreme Court of India against the impugned order of Madras High Court. The Supreme Court of India by its order dated 18th October 2010 has admitted the SLP and stayed the order of the High Court till 2nd week of December 2010, when the matter will be heard further.

7	As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported “Segment Information”, as described below: -

The main business segments are, (a) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime and dore (b) Aluminium which consist of mining of bauxite and manufacturing of various aluminium products (c) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver (d) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment comprise of Phosphoric Acid, Paper, Infrastructure etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

8	Consolidated Financial Statements have been prepared in accordance with the Accounting Standard 21 — “Consolidated Financial Statements and Accounting for Investments in Subsidiaries in Separate Financial Statements” and Accounting Standard 23 “Investment in Associates in Consolidated Financial Statements”.

9	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 -Interim Financial Reporting) and have been subjected to “Limited Review” by the Auditors of the Company.

10	The Company opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com. Additional information on standalone basis are as follows:

					Rs. In crore

					Previous
					accounting Year
	Quarter ended	Quarter ended	Half Year ended	Half Year ended	ended
	30.09.2010	30.09.2009	30.09.2010	30.09.2009	31.03.2010
Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net Sales/Income from Operations	2,902.42	3,616.41	6,090.39	5,980.87	13,114.28
Profit Before Tax after exceptional items	546.47	242.36	1,122.11	387.71	947.80
Profit After Tax after extraordinary items	400.87	209.51	820.30	322.21	831.50

11	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 30th September 2010: Beginning 1, Received 11, Disposed off 11, Pending 1.

12	Previous Period/Year figures have been regrouped / rearranged / reworked wherever necessary.
By order of the Board

Place: Mumbai	Anil Agarwal
Dated : 26th October 2010	Chairman